EXHIBIT 4.10

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
Cisco Systems, Inc. (“Cisco,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.
DESCRIPTION OF CAPITAL STOCK
The following summary of the terms of our capital stock is based upon our Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”). The summary is not complete, and is qualified by reference to our Articles of Incorporation and our Bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of the California Corporations Code for additional information.
Authorized Shares of Capital Stock
Our authorized capital stock consists of twenty (20) billion shares of common stock, $0.001 par value, and five (5) million shares of preferred stock. As of August 30, 2019, there were 4,245,290,230 shares of Cisco common stock issued and outstanding and no shares of Cisco preferred stock issued and outstanding. The outstanding shares of our common stock are duly authorized, validly issued, fully paid, and nonassessable.
Listing
Our common stock is listed and principally traded on The Nasdaq Stock Market LLC under the symbol “CSCO.”
Voting Rights
Each holder of shares of our common stock is entitled to one (1) vote for each share held of record by such holder on the applicable record date on all matters submitted to a vote of shareholders. Pursuant to our Articles of Incorporation, shareholders do not have the right to vote cumulatively.
Dividend Rights
Subject to any preferential dividend rights granted to the holders of any shares of our preferred stock that may at the time be outstanding, holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available therefor.
Rights upon Liquidation
Subject to any preferential rights of outstanding shares of preferred stock, holders of our common stock are entitled to share pro rata, upon any liquidation or dissolution of Cisco, in all remaining assets legally available for distribution to shareholders.
Other Rights and Preferences
Our common stock has no sinking fund, redemption provisions, or preemptive, conversion, or exchange rights. Special meetings of shareholders may be called by shareholders holding shares representing not less than 10% of the outstanding votes entitled to vote at the meeting. Holders of our common stock may also act by unanimous written consent.
Transfer Agent and Registrar
Computershare Investor Services is the transfer agent and registrar for our common stock.
Certain Anti-Takeover Effects
Certain provisions of our Articles of Incorporation and Bylaws may be deemed to have an anti-takeover effect.
Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for shareholders seeking to bring business before our annual meeting of shareholders or to nominate candidates for election as directors at our annual meeting of shareholders and specify certain requirements regarding the form and content of a shareholder’s notice. These provisions might preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders if the proper procedures are not followed.
Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our Articles of Incorporation, including shares of our Series A Preferred Stock, could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.